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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number  001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated January 13, 2009, relating to Yucheng Deploying Core Banking System for Shanxi Rural Credit Union

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: January 13, 2009	By:	/s/ Remington Hu
Name: Remington Hu
Title: Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                                           Description

1. Press release dated January 13, 2009, relating to Yucheng Deploying Core Banking System for Shanxi Rural Credit Union

Yucheng Deploys Core Banking System for Shanxi Rural Credit Union

BEIJING, January 13, 2009 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today announced that it will develop an integrated core banking platform for Shanxi Rural Credit Union (SRCU) worth USD 7.7 million.

Yucheng's integrated core banking solution will assimilate data from SRCU's 3,200 outlets to provide bank management with a consolidated view of transactional data. The solution includes a variety of related systems, such as an interbank payment system, a non-tax revenue system, a data-share system among nationwide credit unions, as well as an automatic data reporting system to the China Banking Regulatory Commission (CBRC) and the People's Bank of China.

SRCU's goal for the new platform deployed by Yucheng is to streamline and transform operations, enhance customer service and create targeted revenue opportunities. The new unified system incorporates comprehensive functionalities which will enable SRCU to offer seamless service integration across previously stand-alone business channels and underlying systems.

Mr. Weidong Hong, CEO of Yucheng Technologies stated, “We believe that our success with Hunan Rural Credit Union's core banking system and our recent win with SRCU confirm Yucheng’s leadership as a core banking solutions provider to small and medium-sized banks in China. Our strong track record in delivering successful banking solution suites, will hopefully serve as the basis for continued cooperation as SRCU expands its IT capabilities."

Yucheng provides Business Solutions with an emphasis on core banking and loan management. Yucheng has developed business-related software and customized solutions for more than 80 small and medium banks, including 4 provincial level credit unions in China.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has approximately 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

About Shanxi Rural Credit Union

Shanxi Rural Credit Union (SRCU) was founded in 2005 and is headquartered in Taiyuan, the capital of Shanxi province. SRCU was created through the consolidation of 110 rural credit unions operating within the province. SRCU's network currently has more than 3,200 outlets across Shanxi province. SRCU provides a full range of commercial and retail banking services, including RMB deposits, loans, payment services, investment and financing services, debt products and intermediary businesses.

For Further Information

New York:
Mr. Jim Preissler
+1 646 383 4832
jpreissler@yuchengtech.com

Beijing:
Ms. Rebecca Alexander
+1 914 613 3648
86 10 5913 7998
ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.